FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 333-228135

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated February 20, 2019, announcing the change in Representative Directors.

2.	Press release, dated February 20, 2019, announcing the changes in Board Members, Audit & Supervisory Board Members and Officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL & SUMITOMO METAL CORPORATION

Date: February 21, 2019	By:	/s/ Tatsuya Mizuno
Tatsuya Mizuno
General Manager, Head of General Administration Department

For Immediate Release

February 20, 2019

Company name: Nippon Steel & Sumitomo Metal Corporation

Name of representative: Kosei Shindo, Representative Director and President

Code number: 5401 TSE 1st Section, NSE, FSE, and SSE

Contact: Fumiaki Ohnishi, General Manager, Public Relations Center

Telephone: +81-3-6867-2135, 2146, 2977, 3419

Notice of Change in Representative Directors

Nippon Steel & Sumitomo Metal Corporation (the “Company”) has resolved (and decided informally) at the Meeting of the Board of Directors held today to the change in Representative Directors as described below.

1. Reason for the Change

Change to representation rights accompanying changes in board members

2. Name, Titles, Appointment Date and Number of Shares of Retiring and New Representative Directors

(1) Decision

(Retiring Representative Directors)

Name (Date of birth)	New Title	Current Title	Appointment Date	Number of Shares of the Company Owned
Shoji MUNEOKA (May 3, 1946)	Director, Member of the Board and Senior Advisor	Representative Director and Chairman	April 1, 2019	419 hundred shares

Toshiharu SAKAE (January 25, 1956)	Director, Member of the Board	Representative Director and Executive Vice President	April 1, 2019	59 hundred shares

(Note) The number of shares of the Company owned is as of January 31, 2019

(2) Informal Decision

Name (Date of birth)	New Title	Title (as of April 1, 2019)	Appointment Date	Number of Shares of the Company Owned
Akio MIGITA (October 19, 1961)	Representative Director and Executive Vice President	Executive Vice President	Late June, 2019	73 hundred shares

(Note1) The change will be officially resolved at the meeting of the board of directors to be held immediately after the 95th General Meeting of Shareholders scheduled for late June 2019

(Note2) The number of shares of the Company owned is as of January 31, 2019

(Note3) The current title is as follows.

Name	Current Title
Akio MIGITA	Managing Executive Officer Head of Division, Human Resources Division

3. Brief Career Summaries of New Representative Directors

Name	Brief Career Summary
Akio MIGITA	April 1984 October 2012 April 2014 April 2015 April 2017

Joined Nippon Steel Corporation

General Manager, Head of Division,

  Flat Products Marketing Division,

  Flat Products Unit

Executive Officer

  Head of Division, Flat Products Marketing Division,

  Flat Products Unit

Executive Officer

  Head of Division, Human Resources Division

Managing Executive Officer

  Head of Division, Human Resources Division

In addition, the Company announces the changes in Board Members and Officers as described below.

February 20, 2019

Nippon Steel & Sumitomo Metal Corporation

Notice of Changes in Board Members, Audit & Supervisory Board Members and Officers

This is to announce that, at the meeting of the Board of Directors held today, (i) the candidates for the Board of Directors and the Audit & Supervisory Board to be submitted to the 95th Annual Meeting of Shareholders scheduled to be held in late June 2019 were decided, and (ii) (x) the appointment of members of the Board of Directors with titles, (y) the appointment of Representative Directors, and (z) division of business responsibilities and delegation of office for Executive Vice Presidents and Managing Directors that will be members of the board of directors, each of which will be officially resolved at the meeting of the Board of Directors to be held immediately after the Annual Meeting of Shareholders, were decided.

Also, it was resolved to undertake the following matters effective as of April 1: (i) changes in division of business responsibilities and delegation of office for Executive Vice Presidents, Managing Directors and Directors that will be members of the Board of Directors, and (ii) (x) the appointment of Executive Vice President, Managing Executive Officers and Executive Officers, and (y) division of business responsibilities and delegation of office for Executive Vice Presidents, Managing Executive Officers and Executive Officers.

I.	Candidates for Members of the Board of Directors to be Submitted to the 95th Annual Meeting of Shareholders (scheduled to be held in late June 2019)

(The appointment of members of the Board of Directors with titles, the appointment of Representative Directors and division of business responsibilities and delegation of office for Executive Vice Presidents and Managing Directors that will be members of the board of directors will be officially resolved at the meeting of the Board of Directors to take place immediately after the 95th Annual Meeting of Shareholders.)

Name	Title (planned)	Division of Business Responsibilities and Delegation of Office (planned)
Kosei SHINDO	Representative Director and Chairman

Eiji HASHIMOTO	Representative Director and President

Shinji TANIMOTO	Representative Director and Executive Vice President

•  Intellectual Property; Safety; Plant Safety; Technical Administration & Planning(including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

•  Cooperating with Executive Vice President A. Migita on Environment

Shinichi NAKAMURA	Representative Director and Executive Vice President

•  Marketing Administration & Planning; Transportation & Logistics; Project Development; Machinery & Materials Procurement; Steel Products Units; Domestic Office and Branches

•  Cooperating with Executive Vice President K. Miyamoto on Overseas Offices(including locally incorporated companies)

Akihiko INOUE	Representative Director and Executive Vice President	• Head of Research and Development

Katsuhiro MIYAMOTO	Representative Director and Executive Vice President	• Head of Global Business Development • Accounting & Finance; Raw Materials; Overseas Offices(including locally incorporated companies)

Akio MIGITA*	Representative Director and Executive Vice President

•  Corporate Planning; Group Companies Planning; General Administration; Legal; Internal Control & Audit; Business Process Innovation; Human Resources; Environment; Business Transformation & Standardization

Shin NISHIURA	Managing Director, Member of the Board	• Head of Unit, Pipe & Tube Unit; Project Leader, VSB Project, Global Business Development Sector

Atsushi IIJIMA	Managing Director, Member of the Board

•  Head of Unit, Flat Products Unit; Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector; Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector

•  Marketing Administration & Planning; Transportation & Logistics

•  Cooperating with Managing Executive Officer A.Matsumura and Head of Division, General Administration Division on Business Transformation & Standardization

Yutaka ANDOH	Managing Director, Member of the Board

•  Intellectual Property; Safety; Plant Safety; Technical Administration & Planning (including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

•  Rendering Assistance to Executive Vice President S. Nakamura on Steel Products Units

•  Cooperating with Managing Director A. Iijima on Transportation & Logistics Technology

Mutsutake OTSUKA	Director, Member of the Board

Ichiro FUJISAKI	Director, Member of the Board

Noriko IKI	Director, Member of the Board

Notes:

•	An asterisk (*) indicates a new candidate for a member of the board of directors.

•	Messrs. Otsuka, Fujisaki and Ms. Iki meet the requirements of an outside director as set forth in Article 2, Item 15 of the Companies Act.

II.	Candidate for Audit & Supervisory Board Member to be Submitted to the 95th Annual Meeting of Shareholders (scheduled to be held in late June 2019)

Name	Current Position

Masato MATSUNO*	Managing Executive Officer (Head of Office, Osaka Office)

Notes:

•	An asterisk (*) indicates a new candidate for a member of the Audit & Supervisory Board .

III.

Changes in the division of business responsibilities and delegation of office for Executive Vice Presidents, Managing Directors and Directors that will be members of the board of directors, the appointment of Executive Vice President, Managing Executive Officers and Executive Officers and the division of business responsibilities and delegation of office for Executive Vice President, Managing Executive Officers and Executive Officers as of April 1

      < Management Structure as of April 1, 2019>

Representative Director and Chairman Kosei SHINDO

Representative Director and President Eiji HASHIMOTO

Representative Directors and Executive Vice Presidents

Shinji TANIMOTO

•  Intellectual Property; Safety; Plant Safety; Technical Administration & Planning(including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

•  Cooperating with Executive Vice President A. Migita on Environment

Shinichi NAKAMURA

•  Marketing Administration & Planning; Transportation & Logistics; Project Development; Machinery & Materials Procurement; Steel Products Units; Domestic Office and Branches

•  Cooperating with Executive Vice President K. Miyamoto on Overseas Offices(including locally incorporated companies)

Akihiko INOUE	• Head of Research and Development

Katsuhiro MIYAMOTO	• Head of Global Business Development • Accounting & Finance; Raw Materials; Overseas Offices(including locally incorporated companies)

Managing Directors, Members of the Board

Shin NISHIURA	• Head of Unit, Pipe & Tube Unit; Project Leader, VSB Project, Global Business Development Sector

Atsushi IIJIMA

•  Head of Unit, Flat Products Unit; Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector; Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector

•  Marketing Administration & Planning; Transportation & Logistics

•  Cooperating with Managing Executive Officer A.Matsumura and Head of Division, General Administration Division on Business Transformation & Standardization

Yutaka ANDOH

•  Intellectual Property; Safety; Plant Safety; Technical Administration & Planning(including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

•  Rendering Assistance to Executive Vice President S. Nakamura on Steel Products Units

•  Cooperating with Managing Director A. Iijima on Transportation & Logistics Technology

Directors, Members of the Board

Shoji MUNEOKA	• Senior Advisor

Toshiharu SAKAE	• Advisor to the President

Mutsutake OTSUKA

Ichiro FUJISAKI

Noriko IKI

Notes: • Messrs. Otsuka, Fujisaki, and Ms. Iki meet the requirements of an outside director as set forth in Article 2, Item 15 of the Companies Act.

Executive Vice President

Akio MIGITA

•  Corporate Planning; Group Companies Planning; General Administration; Legal; Internal Control & Audit; Business Process Innovation; Human Resources; Environment; Business Transformation & Standardization

Person in italics newly appointed as Executive Vice President

Managing Executive Officers

Hiroyuki UCHIDA

•  Deputy Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector; Deputy Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector

•  Cooperating with Head of Unit, Flat Products Unit on Support for Overseas Business in Flat Products Technology

Yoichi FURUTA

•  Rendering Assistance to Executive Vice President K. Miyamoto on Global Business Development in Southeast Asia and India

•  Cooperating with Managing Executive Officer T.Nomura on Overseas Offices in Southeast Asia and India

Hideo SUZUKI	• Environment • Rendering Assistance to Executive Vice President S. Tanimoto on Energy, Recycling and Slag • Rendering Assistance to Executive Vice President K. Miyamoto on Global Business Development

Toru TAKEGOSHI	• Head of Unit, Railway, Automotive & Machinery Parts Unit • Machinery & Materials Procurement

Kazuhiro NAKASHIMA	• Vice Head of Unit, Pipe & Tube Unit; Deputy Project Leader, VSB Project, Global Business Development Sector

Naoki SATOH	• Head of Works, Kashima Works

Yasushi AOKI	• Raw Materials

Kazuhisa FUKUDA	• Head of Works, Hirohata Works

Shuhei ONOYAMA	• Head of Works, Kimitsu Works

Atsuki MATSUMURA	• Business Process Innovation; Planning & Coordination on Business Transformation & Standardization • Cooperating with Managing Executive Officer T.Imai on Corporate Planning

Kimitoshi YONEZAWA	• Head of Works, Muroran Works, Bar & Wire Rod Unit

Shuji SOHMA	• Head of Works, Nagoya Works

Hiroaki MATSUOKA	• Head of Office, Osaka Office

Shozo FURUMOTO	• Legal • Rendering Assistance to Executive Vice President A. Migita on Legal in General Administration and Internal Control & Audit

Hidetake ISHIHARA	• Vice Head of Global Business Development • Accounting & Finance • Cooperating with Managing Executive Officer T.Imai on Corporate Planning

Takashi HIROSE	• Head of Unit, Plate Unit; Vice Head of Unit, Flat Products Unit

Tadashi IMAI	• Corporate Planning • Rendering Assistance to Executive Vice President S. Tanimoto and A.Inoue on Corporate Planning concerning technology

Yoshiaki SHIMADA

•  Project Leader, Usiminas Project, Global Business Development Sector

•  Rendering Assistance to Executive Vice President K.Miyamoto on Global Business Development in the Americas

•  Cooperating with Managing Executive Officer T.Nomura on Overseas Offices in Americas

Taisuke NOMURA	• Vice Head of Global Business Development • Overseas Offices(including locally incorporated companies)

Persons in italics newly appointed as Managing Executive Officers

Executive Officers

Hirotsune SATOH	• Advisor to the President

Masato MATSUNO	• Advisor to the President

Kazuhiro EGAWA	• Advisor to the President

Toshihiko KUNISHI	• Advisor to the President

Hiromitsu UENO	• Advisor to the President

Takahiro NAGAYOSHI	• Advisor to the President

Hidenori KINUGASA	• Head of Works, Wakayama Works

Junichi TANI	• Head of Works, Yawata Works

Yuji KUBO	• Head of Division, Advanced Technology Research Laboratories, R & D Laboratories

Takeshi HONDA	• Head of Center, Plant Engineering and Facility Management Center

Nozomu TAKAHASHI	• Head of Office, Beijing Office • Rendering Assistance to Executive Vice President K. Miyamoto on Global Business Development in China

Kazuhiro KOSHIKAWA	• Head of Unit, Bar & Wire Rod Unit

Toshinori ONISHI	• Head of Unit, Titanium Unit

Kazuma YAMANAKA	• Head of Division, Machinery & Materials Procurement Division

Ichiro SATOH

•  Head of Division, Global Business Development Division, Global Business Development Sector; Project Leader, CSVC Project, Global Business Development Sector; Project Leader, Wuhan Tin Mill Project, Global Business Development Sector

•  Rendering Assistance to Head of Unit, Flat Products Unit on CSVC Project and Wuhan Tin Mill Project concerning Flat Products

Kazumasa SHINKAI	• Head of Division, General Administration Division • Planning & Coordination on Business Transformation & Standardization

Hirofumi FUNAKOSHI

•  Head of Division, Corporate Planning Division

•  Rendering Assistance to Managing Executive Officer A. Matsumura and Cooperating with Head of Division, General Administration Division on Business Transformation & Standardization

Nobuhiro FUJITA	• Head of Laboratories, Steel Research Laboratories, R&D Laboratories

Hiroyuki MINATO

•  Head of Division, Technical Administration & Planning Division

•  Rendering Assistance to Managing Executive Officer A. Matsumura and Cooperating with Head of Division, General Administration Division on Business Transformation & Standardization

Yoshio SATO	• Head of Unit, Construction Products Unit

Shinji KIDO	• Head of Division, Bar & Wire Rod Technology Division, Bar & Wire Rod Unit

Shinji MINOBE	• Vice Head of Unit, Railway, Automotive & Machinery Parts Unit

Hiroshi TSUGA	• Group Companies Planning • Cooperating with Head of Division, Human Resources Division on Human Resources

Yuji NOMIYAMA	• Head of Works, Oita Works

Kyoichi ARAKI	• Head of Division, Ironmaking Technology Division

Takahiko IWAI

•  Head of Division, Accounting & Finance Division

•  Rendering Assistance to Managing Executive Officer A. Matsumura and Cooperating with Head of Division, General Administration Division on Business Transformation & Standardization

•  Cooperating with Head of Division, General Administration Division on Public Relations

Seita OUCHI	• Head of Division, Legal Division

Eiji SOGOH	• Head of Division, Human Resources Division • Rendering Assistance to Managing Director Y.Andoh on Safety

Takeshi IMAI	• Head of Division, Flat Products Technology Division, Flat Products Unit • Cooperating with Head of Division, Technical Administration & Planning Division on Hot Rolling Technology

Akihiko KOJIMA	• Head of Division, R & D Planning Division, R & D Laboratories

Hidenori OGAWA	• Head of Works, Amagasaki Works, Pipe & Tube Unit

Persons in italics newly appointed as Executive Officers

Reference 1: Expected Management Structure as of the Date of the 95th Annual Meeting of Shareholders Scheduled to be held in late June 2019 (at the time of completion of the meeting of the board of directors to be held immediately after the Meeting of Shareholders)

Representative Director and Chairman Kosei SHINDO

Representative Director and President Eiji HASHIMOTO

Representative Directors and Executive Vice Presidents

Shinji TANIMOTO

•  Intellectual Property; Safety; Plant Safety; Technical Administration & Planning(including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

•  Cooperating with Executive Vice President A. Migita on Environment

Shinichi NAKAMURA

•  Marketing Administration & Planning; Transportation & Logistics; Project Development; Machinery & Materials Procurement; Steel Products Units; Domestic Office and Branches

•  Cooperating with Executive Vice President K. Miyamoto on Overseas Offices(including locally incorporated companies)

Akihiko INOUE	• Head of Research and Development

Katsuhiro MIYAMOTO	• Head of Global Business Development • Accounting & Finance; Raw Materials; Overseas Offices(including locally incorporated companies)

Akio MIGITA

•  Corporate Planning; Group Companies Planning; General Administration; Legal; Internal Control & Audit; Business Process Innovation; Human Resources; Environment; Business Transformation & Standardization

Managing Directors, Members of the Board
Shin NISHIURA	• Head of Unit, Pipe & Tube Unit; Project Leader, VSB Project, Global Business Development Sector

Atsushi IIJIMA

•  Head of Unit, Flat Products Unit; Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector; Project Leader, India Continuous Annealing & Processing Line Project, Global Business Development Sector

•  Marketing Administration & Planning; Transportation & Logistics

•  Cooperating with Managing Executive Officer A.Matsumura and Head of Division, General Administration Division on Business Transformation & Standardization

Yutaka ANDOH

•  Intellectual Property; Safety; Plant Safety; Technical Administration & Planning(including Standardization); Quality Management; Plant Engineering and Facility Management; Ironmaking Technology; Steelmaking Technology; Energy Technology; Slag & Cement

•  Rendering Assistance to Executive Vice President S. Nakamura on Steel Products Units

•  Cooperating with Managing Director A. Iijima on Transportation & Logistics Technology

Directors, Members of the Board

Mutsutake OTSUKA

Ichiro FUJISAKI

Noriko IKI

Note: Messrs. Otsuka and Fujisaki and Ms. Iki meet the requirements of an outside director as set forth in Article 2, Item 15 of the Companies Act.

Senior Audit & Supervisory Board Members

Masato MATSUNO

Atsuhiko YOSHIE

Audit & Supervisory Board Members

Masato TSURIBE

Katsunori NAGAYASU

Hiroshi OBAYASHI

Jiro MAKINO

Seiichiro AZUMA

Note:

Messrs. Nagayasu, Obayashi, Makino and Azuma meet the requirements of an outside company auditor as set forth in Article 2, Item 16 of the Companies Act.

Managing Executive Officers
Hiroyuki UCHIDA

•  Deputy Project Leader, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Global Business Development Sector; Deputy Project Leader, India Continuous Annealing and Processing Line Project, Global Business Development Sector

•  Cooperating with Head of Unit, Flat Products Unit on Support for Overseas Business in Flat Products Technology

Yoichi FURUTA

•  Rendering Assistance to Executive Vice President K. Miyamoto on Global Business Development in Southeast Asia and India

•  Cooperating with Managing Executive Officer T.Nomura on Overseas Offices in Southeast Asia and India

Hideo SUZUKI	• Environment • Rendering Assistance to Executive Vice President S. Tanimoto on Energy, Recycling and Slag • Rendering Assistance to Executive Vice President K. Miyamoto on Global Business Development

Toru TAKEGOSHI	• Head of Unit, Railway, Automotive & Machinery Parts Unit • Machinery & Materials Procurement

Kazuhiro NAKASHIMA	• Vice Head of Unit, Pipe & Tube Unit; Deputy Project Leader, VSB Project, Global Business Development Sector

Naoki SATOH	• Head of Works, Kashima Works

Yasushi AOKI	• Raw Materials

Kazuhisa FUKUDA	• Head of Works, Hirohata Works

Shuhei ONOYAMA	• Head of Works, Kimitsu Works

Atsuki MATSUMURA	• Business Process Innovation; Planning & Coordination on Business Transformation & Standardization • Cooperating with Managing Executive Officer T.Imai on Corporate Planning

Kimitoshi YONEZAWA	• Head of Works, Muroran Works, Bar & Wire Rod Unit

Shuji SOHMA	• Head of Works, Nagoya Works

Hiroaki MATSUOKA	• Head of Office, Osaka Office

Shozo FURUMOTO	• Legal • Rendering Assistance to Executive Vice President A. Migita on Legal in General Administration and Internal Control & Audit

Hidetake ISHIHARA	• Vice Head of Global Business Development • Accounting & Finance • Cooperating with Managing Executive Officer T.Imai on Corporate Planning

Takashi HIROSE	• Head of Unit, Plate Unit; Vice Head of Unit, Flat Products Unit

Tadashi IMAI	• Corporate Planning • Rendering Assistance to Executive Vice President S. Tanimoto and A.Inoue on Corporate Planning concerning technology

Yoshiaki SHIMADA

•  Project Leader, Usiminas Project, Global Business Development Sector

•  Rendering Assistance to Executive Vice President K.Miyamoto on Global Business Development in the Americas

•  Cooperating with Managing Executive Officer T.Nomura on Overseas Offices in Americas

Taisuke NOMURA	• Vice Head of Global Business Development • Overseas Offices

Executive Officers

Hidenori KINUGASA	• Head of Works, Wakayama Works

Junichi TANI	• Head of Works, Yawata Works

Yuji KUBO	• Head of Division, Advanced Technology Research Laboratories, R & D Laboratories

Takeshi HONDA	• Head of Center, Plant Engineering and Facility Management Center

Nozomu TAKAHASHI	• Head of Office, Beijing Office • Rendering Assistance to Executive Vice President K. Miyamoto on Global Business Development in China

Kazuhiro KOSHIKAWA	• Head of Unit, Bar & Wire Rod Unit

Toshinori ONISHI	• Head of Unit, Titanium Unit

Kazuma YAMANAKA	• Head of Division, Machinery & Materials Procurement Division

Ichiro SATOH

•  Head of Division, Global Business Development Division, Global Business Development Sector; Project Leader, CSVC Project, Global Business Development Sector; Project Leader, Wuhan Tin Mill Project, Global Business Development Sector

•  Rendering Assistance to Head of Unit, Flat Products Unit on CSVC Project and Wuhan Tin Mill Project concerning Flat Products

Kazumasa SHINKAI	• Head of Division, General Administration Division • Planning & Coordination on Business Transformation & Standardization

Hirofumi FUNAKOSHI

•  Head of Division, Corporate Planning Division

•  Rendering Assistance to Managing Executive Officer A. Matsumura and Cooperating with Head of Division, General Administration Division on Business Transformation & Standardization

Nobuhiro FUJITA	• Head of Laboratories, Steel Research Laboratories, R&D Laboratories

Hiroyuki MINATO

•  Head of Division, Technical Administration & Planning Division

•  Rendering Assistance to Managing Executive Officer A. Matsumura and Cooperating with Head of Division, General Administration Division on Business Transformation & Standardization

Yoshio SATO	• Head of Unit, Construction Products Unit

Shinji KIDO	• Head of Division, Bar & Wire Rod Technology Division, Bar & Wire Rod Unit

Shinji MINOBE	• Vice Head of Unit, Railway, Automotive & Machinery Parts Unit

Hiroshi TSUGA	• Group Companies Planning • Cooperating with Head of Division, Human Resources Division on Human Resources

Yuji NOMIYAMA	• Head of Works, Oita Works

Kyoichi ARAKI	• Head of Division, Ironmaking Technology Division

Takahiko IWAI

•  Head of Division, Accounting & Finance Division

•  Rendering Assistance to Managing Executive Officer A. Matsumura and Cooperating with Head of Division, General Administration Division on Business Transformation & Standardization

•  Cooperating with Head of Division, General Administration Division on Public Relations

Seita OUCHI	• Head of Division, Legal Division

Eiji SOGOH	• Head of Division, Human Resources Division • Rendering Assistance to Managing Director Y.Andoh on Safety

Takeshi IMAI	• Head of Division, Flat Products Technology Division, Flat Products Unit • Cooperating with Head of Division, Technical Administration & Planning Division on Hot Rolling Technology

Akihiko KOJIMA	• Head of Division, R & D Planning Division, R & D Laboratories

Hidenori OGAWA	• Head of Works, Amagasaki Works, Pipe & Tube Unit

Reference 2: Managing Executive Officer and Executive Officer to Retire on March 31, 2019

• Retiring Managing Executive Officer

<Expected position after retirement>

Yoshimi YAMADERA	Advisor, Nippon Steel Corporation Managing matters relating to Vallourec Soluções Tubulares do Brasil S.A.

• Retiring Executive Officer

<Expected position after retirement>

Hideki MURAKAMI	Fellow, Nippon Steel Corporation

Reference 3: Directors, Senior Audit & Supervisory Board Member and Executive Officers to Retire at the End of 95th Annual Shareholders Meeting Scheduled to be held in late June 2019

• Retiring Directors, Members of the Board

<Expected position after retirement>

Shoji MUNEOKA	Senior Advisor, Nippon Steel Corporation

Toshiharu SAKAE	Director, Member of the Board and Executive Vice President Nippon Steel Chemical & Material Co., Ltd.

• Retiring Senior Audit & Supervisory Board Member

<Expected position after retirement>

Yutaka TAKEUCHI	Director, Member of the Board and Executive Vice President Nippon Steel Trading Corporation

• Retiring Executive Officers

<Expected position after retirement>

Hirotsune SATOH	Director, Member of the Board and Executive Vice President TETSUGEN Corporation

Masato MATSUNO	Senior Audit & Supervisory Board Member Nippon Steel Corporation

Kazuhiro EGAWA	(*)

Toshihiko KUNISHI	Managing Executive Officer Nippon Steel Trading Corporation

Hiromitsu UENO	Representative Director and President SUGATEC Corporation

Takahiro NAGAYOSHI	Advisor, Nippon Steel Corporation

(*) Position after retirement will be announced as it is determined.

Reference 4: Executive Officers to Be Newly Appointed on April 1, 2019

<Current Position>

Shinji MINOBE	Executive Counselor, Vice Head of Unit, Railway, Automotive & Machinery Parts Unit

Hiroshi TSUGA	Executive Counselor, Head of Division, Group Companies Planning Division

Yuji NOMIYAMA	Executive Counselor, Head of Division, Plant Safety Division

Kyoichi ARAKI	General Manager, Head of Division, Ironmaking Technology Division

Takahiko IWAI	General Manager, Corporate Planning Division

Seita OUCHI	General Manager, Head of Department, Domestic Affairs Department, Legal Division

Eiji SOGOH	General Manager, Head of Division, Flat Products Marketing Division, Flat Products Unit

Takeshi IMAI	General Manager, Head of Division, Sheet & Coil Division, Kimitsu Works

Akihiko KOJIMA	General Manager, Head of Laboratories, Plate & Shape Research Laboratories, Steel Research Laboratories, R & D Laboratories

Hidenori OGAWA	General Manager, Head of Division, Production Scheduling & Control Division, Amagasaki Works, Pipe & Tube Unit